UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*


                                   HEALTHPLEX, INC.
     --------------------------------------------------------------------------
                                   (Name of Issuer)

                       COMMON STOCK, $.001 Par Value Per Share
     --------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     421 918 103
     --------------------------------------------------------------------------
                                    (CUSIP Number)

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     ______________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13G


     CUSIP No. 421 918 103                                 Page  2  of 4  Pages
                                                                ___   ___
     __________________________________________________________________________
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin Kane
     __________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]
     __________________________________________________________________________
     3    SEC USE ONLY

     __________________________________________________________________________
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     __________________________________________________________________________

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     NUMBER OF       5    SOLE VOTING POWER

     SHARES                   499,400
                    ___________________________________________________________
     BENEFICIALLY    6    SHARED VOTING POWER

     OWNED BY                 0
                    ___________________________________________________________
     EACH            7    SOLE DISPOSITIVE POWER

     REPORTING                499,400
                    ___________________________________________________________
     PERSON          8    SHARED DISPOSITIVE POWER

     WITH                     0
     __________________________________________________________________________
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          499,400
     __________________________________________________________________________
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]
     __________________________________________________________________________
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          13.67%
     __________________________________________________________________________
     12   TYPE OF REPORTING PERSON*

          IN
     __________________________________________________________________________

                                  *SEE INSTRUCTIONS

     ITEM 1(a).     NAME OF ISSUER:
                    --------------

                    Healthplex, Inc.

     ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    -----------------------------------------------

                    60 Charles Lindbergh Blvd., Uniondale, New York 11553

     ITEM 2(a).     NAME OF PERSON FILING:
                    ---------------------

                    Martin Kane

     ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                    -----------------------------------------------------------

                    60 Charles Lindbergh Blvd., Uniondale, New York 11553

     ITEM 2(c).     CITIZENSHIP:
                    -----------

                    United States

     ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
                    ----------------------------

                    Common Stock, $.001 par value per share

     ITEM 2(e).     CUSIP NUMBER:
                    ------------

                    421 918 103

     ITEM 3.        Not applicable.

     ITEM 4.        OWNERSHIP
                    ---------

                    Mr. Kane beneficially owns 499,400 shares of Common Stock, representing 13.67% of the class of securities, of which (i) 434,400 shares are directly held by Mr. Kane, and (ii) 65,000 shares may be acquired upon the exercise of currently exercisable options of the Company. Mr. Kane has sole dispositive power to vote or direct the vote and sole power to dispose or direct the disposition of all 499,400 shares of Common Stock beneficially owned by him.

     ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               --------------------------------------------

               Not applicable.

     ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               ---------------------------------------------------------------

               No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
               ----------------------------------------------------

               Not applicable.

     ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               ---------------------------------------------------------

               Not applicable.

     ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
               ------------------------------

               Not applicable.

     ITEM 10.  CERTIFICATION.
               -------------

               Not applicable.


                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  July 1, 1996

                                            /s/ Martin Kane
                                   ---------------------------------------
                                                Martin Kane